Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements on Forms S-8 (Nos. 333-61276, 333-75930, 333-102184, 333-125148, and 333-146026) of Apple Inc. of our report dated October 27, 2009, except for the retrospective adoption of the amended accounting standards discussed in Notes 1 and 2 to the consolidated financial statements, as to which the date is January 25, 2010, with respect to the consolidated financial statements of Apple Inc., and our report dated October 27, 2009, with respect to the effectiveness of internal control over financial reporting of Apple Inc., included in this Annual Report on Form 10-K/A for the year ended September 26, 2009.

/s/ Ernst & Young LLP

San Jose, California

January 25, 2010